UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Effective May 20, 2015, Rami Epstein, a member of the board of directors (the “Board”) of BiondVax Pharmaceuticals, Inc. (the “Company”), as well as the audit and compensation committees of, has retired from all positions on the Board and the committees. Mr. Epstein’s departure was occasioned by the newly adopted interpretation of the Israel Securities Authority (“ISA”) of Israeli law received by the Company on May 17, 2015, whereby, an "unaffiliated director" (as such term is used in the Israeli Companies Law), as Mr. Epstein, may not serve as a director for a term extending beyond nine years. Accordingly, Mr. Epstein’s term as a director is scheduled to expire in May 2015, as he has served as an "unaffiliated director" on the Company’s Board since May 2006.

In order to fill the vacancy resulting from Mr. Epstein’s departure, on May 20, 2015, Michal Marom Brikman was appointed as to the Company’s Board. Ms. Brikman will also serve on the audit committee and compensation committee of the Board. Ms. Brikman is a certified public accountant in Israel since 1994. She holds an M.A. degree in business from the Israeli College of Business in Rishon Letziyon, Israel, and a M.S.F from the Baruch College of Business in New York City, NY. Since 2011, Ms. Brikman has been serving as the Chief Financial Officer of Linkury Ltd., an Israeli private company. In addition, Ms. Brikman serves as an external director, as defined under Israeli Companies law, in a number of Israeli public companies, including: Union Bank of Israel Ltd. (TLV:UNON), Ado Group Ltd. (TLV:ADO), Arko Holdings, Ltd. (TLV:ARKO), Spectronix Ltd. (TLV:SPCT), Algomizer Ltd. (TLV:ALMO), Naaman Vardinon Ltd. (TLV:NAMN) and Dan Hotels Ltd. (TLV: DANH). Ms. Brikman is deemed “independent” under NASDAQ’s corporate governance rules as well as under the Rule 10A-3(b)(1) under The Securities Exchange Act of 1934, as amended, utilized for membership on audit committees.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date May 21, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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